Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-201677, 333-203457 and 333-203458

Free Writing Prospectus dated April 30, 2015

Welcome to the Fantex Michael Brockers Roadshow Presentation

Disclosures 2 This presentation contains forward-looking statements that are subject to many risks and uncertainties. All statements made during this presentation that are not purely historical are forward-looking statements including, without limitation, statements regarding our strategy, future operations, financial position, future revenues, projected costs, and objectives, including, without limitation, our ability to become profitable or that our net loss will decrease in the future, our expectations regarding future acquired brand income under our brand contract with Michael Brockers, our expectations regarding the longevity of his career and his ability to enter into additional included contracts, our expectation that we will enter into other brand contracts, our ability to conduct additional offerings of new tracking series or otherwise finance the purchase of additional acquired brand income, our ability to build a portfolio of brands, our ability to contribute to the contract party's efforts to build brand value, our attribution policies with respect to our series of common stock, our anticipated results of operations, cash needs, spending of the net proceeds from this offering, prospects, growth and strategies, completion of the proposed offering, payments of dividends and conversion of the Fantex Michael Brockers tracking stock to platform common stock, and the trends that may affect us or the contract parties. In some cases, you can identify forward-looking statements by terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "would," "potential" or the negative of those terms or other words that convey uncertainty of future events or outcomes intended to identify these forward-looking statements. Although the forward-looking statements contained in this presentation are based upon information available at the time the statements are made and reflect management’s good faith beliefs, forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from anticipated future results. Important factors that could cause actual results to differ materially from expectations are disclosed in the preliminary prospectus dated 1/23/15, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake to update or revise any forward-looking statements after they are made, whether as a result of new information, future events, or otherwise, except as required by applicable law. Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering of Fantex Michael Brockers to which this communication relates, which has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050.

Fantex, Inc.’s Business Fantex, Inc. is a brand acquisition, marketing and brand development company whose focus is on acquiring minority interests in the income associated with the brands of professional athletes, entertainers and other high-profile individuals and assisting such individuals in enhancing the reach and value of their respective brands. 3

Offering Summary 4 Issuer Fantex, Inc. Security Fantex Series Michael Brockers Convertible Tracking Stock Offering Size 362,200 shares Offering Price $10 per share Ticker FANTEX: BRKSL Marketplace OTC (DTC Eligible) FBS ATS (fantex.com) Use of Proceeds $3,440,000 of net proceeds will be used to fund the payment of the purchase price to Michael Brockers per the Michael Brockers Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Merriman Capital

Investment Highlights PURCHASE REPRESENTS A 52% DISCOUNT TO OUR ESTIMATES OF LIFETIME ACQUIRED BRAND INCOME • Fantex paid dividends of $1.50 per share to holders of Fantex Vernon Davis, or 15% of the IPO price, within the first 12 months(1) •We estimated $72.3 million in lifetime future brand income. We are acquiring 10% of future brand income, which would result in acquired brand income of approximately $7.23 million based on our estimates. Our brand contract purchase price of $3.44 million represents a discount of approximately 52% to our estimates of acquired brand income ANTICIPATED TAX TREATMENT OF DISTRIBUTIONS • Vast majority of dividends are expected to be treated as a return of capital for tax purposes until investment is returned NON-CORRELATED SECURITY IN NEW ASSET CLASS WITH GROWTH POTENTIAL • Linked to brand income of a defensive tackle in the NFL • Fantex estimates the NFL Salary Cap will increase 5.58% per year from 2014 to 2021, a 46% increase over the 2014 salary cap, or $61.2M of additional salary cap space per team(2) DIVIDENDS 1. The past performance of our tracking stocks is not necessarily indicative of future results, and there can be no assurance that such returns will be achieved in the future or than any other tracking stocks, including Fantex Michael Brockers will achieve comparable results 2. Estimated by using the historical 5.58% compound annual growth rate of the NFL Salary Cap between 2000 and 2014, and applying that same compound annual growth rate over the seven years between 2014 and 2021. The 2014 NFL Salary Cap was $133M per team.

The Fantex Michael Brockers Tracking Stock

Fantex estimates future income potential and offers to purchase a percentage of future cash flows How It Works Endorsements Appearance Fees Playing Contracts Broadcasting 7

If parties agree on terms (including brand definition and purchase price), both parties sign the agreement, contingent on financing How It Works 8

In order to fund the payment of the purchase price, Fantex creates a security, sold through an IPO How It Works SERIES MICHAEL BROCKERS 9

As the athlete earns brand income, he pays Fantex the agreed upon percentage, a portion of which may be distributed as dividends What Does Fantex Do With The Cash? Dividends Co- Investment Opportunities Fantex, Inc. Revenue (5%) Brand/ General Expenses(1) (1) Includes pro rata portion of the 5% management fee payable to Fantex Holdings, Inc. under the management agreement. 10

Agenda 11 The Player

College Louisiana State University 79 Career Tackles 11 Tackles for Loss 3 Passes Defended 2 Sacks 27 Total Games Played Second Team All-SEC selection by the Associated Press NFL St. Louis Rams 1st Round Draft Pick, 14th overall in 2012 NFL Draft 12

13 The Brand Valuation

What Makes Up Brand Value? Current Playing Contract Future Playing Contracts Playing Career Broadcasting & Media Speaking Engagements Film & Celebrity Appearances Post Career (examples) Potential Future Endorsements 14

Potential NFL Playing Career Length

How Do We Estimate How Long Michael Brockers Will Play?

Data Analyzed:

- Defensive tackles on NFL.com that were signed to NFL teams as rookies between 1982 and 2012 that have played in at least two NFL seasons
- Played in at least 37.5% of team games in their first two seasons

Size of Dataset:

- 337 players qualified, 262 of which had retired at the end of the 2013 NFL season
- Rounded square root of the retired data set yielded a 16 comparable player dataset
- Comparable players assigned weights based on a mathematical model taking into games played, durability, sacks, Pro-Bowl selection, and draft position.

Player	Career Length	Weight Applied	Player	Career Length	Weight Applied
Dan Wilkinson	13	35.73%	Jerome Brown	5	3.49%
Warren Sapp	13	11.00%	Gerard Warren	11	3.24%
Bill Pickel	12	6.01%	William Perry	10	3.15%
John Henderson	10	5.78%	Danny Noonan	6	3.08%
Bryant Young	14	5.03%	Jim Flanigan	10	3.07%
Shane Dronett	11	3.92%	Kelvin Pritchett	14	3.02%
Keith Millard	9	3.84%	Corey Simon	8	3.00%
Bill Maas	10	3.73%	Chris Hovan	11	2.90%



Our Michael Brockers Career Length Estimate(1):
12 YEARS

(1) Weighted Average yielded a 11.55 year career length estimate, which we rounded up to 12 years for the purposes of our valuation

15

Current Contract

PLAYING SEASON (in thousands, unaudited)					
	2012	2013	2014	2015	TOTAL
NFL Player Salary (1)(2)	$390	$823	$1,256	$1,688	$4,157
Signing Bonus	$5,365	—	—	—	$5,365
Total	**$5,755**	**$823**	**$1,256**	**$1,688**	**$9,522**
Available Brand Income Under the NFL Player Contract (3)	**—**	**—**	**$812(4)**	**$1,688**	**$2,500**

(1) All amounts are payable in equal weekly or bi-weekly installments over the course of the applicable regular season period, commencing with the first regular season game played by the Rams in each season. Does not include payment of incidental expenses or reasonable reimbursement of incidental expenses incurred by the contract party, including travel, lodging, per diem and other incidental expenses, which amounts are not included in brand income. The NFL player salaries for the 2012, 2013, 2014 and 2015 NFL seasons are subject to the conditional skill, injury and salary cap guarantee. Therefore, in the event that during these contract years the Rams terminate the NFL player contract (1) because in the sole judgment of the Rams, Michael Brockers's skill or performance has been unsatisfactory as compared with that of other players competing for positions on the Ram's roster, (2) for salary cap reasons or (3) due to professional football injury Michael Brockers is unable to perform his services under the NFL player contract, then Michael Brockers will receive his NFL player salary.

(2) Amounts fully guaranteed.

(3) Excludes any amounts payable for post-season play and Pro Bowl participation as set forth in Articles 28, 37 and 38 of the CBA. For additional information about player performance bonuses and potential future post-season and Pro Bowl compensation, please see the section titled "—Professional Football Compensation—Additional Bonus Opportunities" on page 41. A performance bonus of approximately $45,663 was earned for performance during the 2013 season as defined under Article 28 of the Collective Bargaining Agreement between the NFL and the NFL Players' Association, which payment was deferred until 2016

(4) Includes 2014 NFL Player Salary amounts from and after October 15, 2014.

16

Projected Future NFL Playing Contracts Criteria used: Methodology used: Mathematical model used to weight the comparable contracts based on: • Durability • Games Played • Sacks • Tackles • Stuffs(1) • Pro-Bowl Selection • Draft Position Michael Brockers’ Second NFL Contract 17 Defensive Tackles from the initial dataset of 337 players who signed contracts between their fourth and sixth NFL seasons between 1995 and 2014: • 74 unique players who entered into a total of 88 contracts • Calculated the rounded square root of the 74 players, and reduced the sample size to the 9 most comparable players who signed 9 contracts 1. A stuff is credited when a running play is stopped at or before the line of scrimmage

Second Contract Comparables

Player	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg. Annual Compensation under the Contract	Inflation Adjusted Avg. Annual Compensation amounts to Year 2016(1)	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Contract Length	Weighted Inflation Adjusted Avg. Annual Compensation under the Contract(1)
Warren Sapp	1998; prior to season 4	6	$36,050,000	$6,008,333	$17,203,367	21.11%	1.27	$3,631,807
Bryant Young	1997; prior to season 4	6	$26,000,000	$4,333,333	$15,680,031	11.23%	0.67	$1,761,400
Cornelius Griffin	2004; prior to season 5	6	$25,500,000	$4,250,000	$7,911,196	10.83%	0.65	$856,876
John Henderson	2006; prior to season 5	6	$34,000,000	$5,666,667	$8,333,333	10.20%	0.61	$849,871
Randy Starks	2008; prior to season 5	5	$20,050,000	$4,010,000	$5,185,345	9.49%	0.47	$492,319
Chris Hovan	2005; prior to season 6	1	$540,000	$540,000	$947,368	9.49%	0.09	$89,938
Terrance Knighton	2013; prior to season 5	2	$4,000,000	$2,000,000	$2,439,024	9.46%	0.19	$230,764
Mike Patterson	2010; prior to season 6	7	$33,500,000	$4,785,714	$5,899,186	9.20%	0.64	$542,882
Brandon Mebane	2011; prior to season 5	5	$25,000,000	$5,000,000	$6,230,530	8.97%	0.45	$559,132

(1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2014 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the 2014 team salary cap of $133 million. Compensation was adjusted for inflation from 2014 to 2016 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016.

18

Calendar Year and Season in which the new contract was executed Length of the contract(2) Total Compensation under the contract (3) Average Annual Compensation under the contract (3) Signing Bonus in 2016 (4) Michael Brockers(1) 2016; prior to Season 5 5 years $45.1 million $9.0 million $9.2 million Projected Future NFL Playing Contracts Michael Brockers’ Second NFL Contract 19 Criteria used: Methodology used: Mathematical model used to weight the comparable contracts based on: • Durability, Games Played, Sacks, Tackles, Stuffs, Pro-Bowl Selection, Draft Position (1) Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. (2) Weighted Average yielded a 5.05 year contract length estimate, which we rounded down to 5 years for purposes of our valuation (3) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2014 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the 2014 team salary cap of $133 million. Compensation was adjusted for inflation from 2014 to 2016 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016. (4) Weighted Average yielded a signing bonus estimate of approximately $9.2 million in 2016. Defensive Tackles from the initial dataset of 337 players who signed contracts between their fourth and sixth NFL seasons between 1995 and 2014: • 74 unique players who entered into a total of 88 contracts • Calculated the rounded square root of the 74 players, and reduced the sample size to the 9 most comparable players who signed 9 contracts

Projected Future NFL Playing Contracts Michael Brockers’ Third NFL Contract 20 Criteria used: Defensive tackles from the initial dataset of 337 players who signed contracts between their ninth and eleventh NFL seasons between 1995 and 2014: • 30 unique players who signed 36 contracts • Calculated the rounded square root of 30 players and reduced the sample size to the 5 most comparable players who signed 8 contracts Methodology used: Mathematical model used to weight the comparable contracts based on: • Durability • Games Played • Sacks • Tackles • Stuffs(1) • Pro-Bowl Selection • Draft Position 1. A stuff is credited when a running play is stopped at or before the line of scrimmage

Third Contract Comparables

Player	Calendar Year and Season in which the new contract was executed	Length of the contract	Total Compensation under the contract	Avg. Annual Compensation under the Contract	Inflation Adjusted Avg. Annual Compensation amounts to Year 2021(1)	Weights applied to Contract Length and Contract Amounts	Weight Adjusted Contract Length	Weighted Inflation Adjusted Avg. Annual Compensation under the contract
Warren Sapp	2004; prior to season 10	7	$36,600,000	$5,228,571	$12,769,830	36.36%	2.55	$4,643,160
Dan Wilkinson	2003; prior to season 10	4	$8,505,000	$2,126,250	$5,578,952	13.87%	0.55	$773,891
John Henderson	2010; prior to season 9	1	$550,000	$550,000	$889,522	8.78%	0.09	$78,123
John Henderson	2011; prior to season 10	2	$8,000,000	$4,000,000	$6,539,790	8.78%	0.18	$574,364
Randy Starks	2013; prior to season 10	1	$8,450,000	$8,450,000	$13,520,468	8.18%	0.08	$1,105,478
Randy Starks	2014; prior to season 11	2	$10,000,000	$5,000,000	$7,398,752	8.18%	0.16	$604,947
Mike Patterson	2013; prior to season 9	1	$880,000	$880,000	$1,408,049	7.93%	0.08	$111,589
Mike Patterson	2014; prior to season 10	1	$920,000	$920,000	$1,361,370	7.93%	0.08	$107,889

(1) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2014 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the 2014 team salary cap of $133 million. Compensation was adjusted for inflation from 2014 to 2016 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016. Compensation was adjusted for inflation from 2016 to 2021 based on an annual inflation rate of 5.6%. The inflation rate used for this six year period was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014

21

(1) Company estimates for purposes of brand valuation. Future contracts are not guaranteed and actual income may differ. (2) Weighted Average yielded a 3.77 year contract length estimate. Because Michael Brockers would only have 3 years left on his estimated career length prior to signing his final contract, we estimated that Michael Brockers will receive a 3 year contract in 2021 (3) Compensation was adjusted for inflation from the year in which the players entered into a NFL player contract to the year 2014 by multiplying the quotient of the average annual value of the comparable contract in the year signed divided by the NFL team salary cap in the year the comparable contract was signed by the 2014 team salary cap of $133 million. Compensation was adjusted for inflation from 2014 to 2016 based on an annual inflation rate of 6.2%. The inflation rate used for this two year period was determined based upon the expected compound annual growth rate of the NFL salary cap between 2014 and 2016. Compensation was adjusted for inflation from 2016 to 2021 based on an annual inflation rate of 5.6%. The inflation rate used for this six year period was determined based upon the compound annual growth rate of the NFL salary cap between 2000 and 2014 (4) Weighted Average yielded a signing bonus estimate of approximately $2.5 million in 2021 Calendar Year and Season in which the new contract was executed Length of the contract(2) Total Compensation under the contract (3) Average Annual Compensation under the Contract (3) Signing Bonus in 2021 (4) Michael Brockers(1) 2021; prior to Season 10 3 years $24.0 million $8.0 million $2.5 million Projected Future NFL Playing Contracts Michael Brockers’ Third NFL Contract 22 Criteria used: Methodology used: Defensive tackles from the initial dataset of 337 players who signed contracts between their ninth and eleventh NFL seasons between 1995 and 2014: • 30 unique players who signed 36 contracts • Calculated the rounded square root of 30 players and reduced the sample size to the 5 most comparable players who signed 8 contracts Mathematical model used to weight the comparable contracts based on: • Durability, Games Played, Sacks, Tackles, Stuffs, Pro-Bowl Selection, Draft Position

Breaking Down $34M Brand Valuation (Present Value)

Category A	Potential Brand income that is either near-term or guaranteed
Category B	Potential Brand income dependent on longer-term satisfactory performance from current contracts
Category C	Potential Brand income related to anticipated future contracts

	Estimated Lifetime Brand Income		% of Est. Total Lifetime Brand Income		
	Gross amount before applying any discount rate[1]	Net amount after applying discount rates	Gross amount before applying any discount rate	Net amount after applying discount rates	Weighted-average discount rate
Category A[2]	**$2,500,926**	**$2,351,224**	**3.46%**	**6.92%**	**4.50%**
NFL Contract (2014 & 2015)	$2,500,926	$2,351,224	3.46%	6.92%	4.50%
Current Endorsements (None)	-	-	-	-	-
Category B	**-**	**-**	**-**	**-**	**-**
Current NFL Contract (None)	-	-	-	-	-
Current Endorsements (None)	-	-	-	-	-
Category C	**$69,823,275**	**$31,638,787**	**96.54%**	**93.08%**	**14.82%**
Projected Player Contracts	$69,073,275	$31,375,089	95.51%	92.31%	14.79%
Projected Endorsements	$500,000	$239,548	0.69%	0.70%	16.25%
Projected Post-Career	$250,000	$24,150	0.35%	0.07%	20.00%
Total	**$72,324,201**	**$33,990,011**	**100%**	**100%**	**14.46%**



1. All amounts presented are gross payments due to Michael Brockers prior to any exclusion for expenses such as legal fees, travel expenses or self-employment taxes, which are otherwise excluded from brand income. Potential post-season compensation and player performance bonus under the CBA has not been included in the estimation of lifetime brand income in any of Category A, Category B or Category C.

2. Amounts included in Michael Brockers' Current NFL Contract are from and after October 15, 2014.

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24 Brand Building

FOUNDATION = BRAND DEFINITION Start building brands on genuine attributes IPO Create unprecedented connection with brand advocates Ownership = Advocacy 22 DEVELOPING BRAND Leverage social media and Fantex platform to increase reach & deliver genuine content/messaging to targeted demographics STRENGTHEN MESSAGE Align with strategic partners to amplify athlete brand ENTREPRENEURIAL ASPIRATIONAL ENDEMIC LEVERAGE ANALYTICS Use Fantex data to measure brand impact to target demographics How We Expect to Brand Build 25

The Fantex Effect Q: How can Fantex generate returns in excess of its original investment? A: Fantex intends to utilize its unique platform and marketing expertise to: • Establish brand advocates (shareholders) • Increase visibility • Develop an audience that survives into post-career Future Endorsements <1% Future player contracts 95.51% Current Contracts 3.46% Postcareer <1% 26

A Team With Brand Building Experience • Former General Partner at Benchmark Capital • Investments during tenure: eBay, Juniper, Twitter • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek magazine DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO • Former CFO at OnLink • Former CFO at NPTest for its IPO and subsequent sale • Former CFO & CIO at Smart Modular DAVE MULLIN CO-FOUNDER & CFO • Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M • Former CEO and Chairman of Securify; sold to Secure Computing • Harvard University MBA & BS in Economics & General Engineering from West Point 27

JACK NICKLAUS ADVISOR FANTEX HOLDINGS • Co-Chairman of Nicklaus Companies • Winner of 18 Majors & 118 professional golf tournaments • Sports Illustrated’s Individual Male Athlete of the Century • Pro Football Hall of Fame Quarterback • 2x Super Bowl Champion • NFL’s 1990 All-Decade Team JOHN ELWAY BOARD OF DIRECTORS FANTEX HOLDINGS Fantex, Inc. Board & Key Advisors • Former General Partner at Benchmark Capital • Investments during tenure: eBay, Juniper, Twitter • Named “Top 25 Behind the Scenes Power Brokers in Silicon Valley” in 1997 by BusinessWeek DAVID BEIRNE CO-FOUNDER & CHAIRMAN BUCK FRENCH CO-FOUNDER & CEO • Former Co-Founder & CEO of OnLink; sold to Siebel Systems for $609M • Former CEO and Chairman of Securify; sold to Secure Computing • Harvard University MBA & BS in Economics & General Engineering from West Point BRUCE DUNLEVIE FANTEX HOLDINGS BOARD • Founder & General Partner Benchmark Capital • Former General Partner Merrill, Pickard, Anderson & Eyre JOSH LEVINE FANTEX HOLDINGS BOARD • Former CTO/COO at E*Trade • Former Director & Head of Equities Technology at Deutsche Bank TERDEMA USSERY DIRECTOR • President and CEO of the Dallas Mavericks • Former CEO of HDNet • Former President of Nike Sports Management JOHN COSTELLO DIRECTOR • President of Global Marketing & Innovation at Dunkin’ Brands Group, Inc. • Former Chief Global Marketing Officer at Yahoo! • Former Senior VP - Marketing & Sales at Pepsi-Cola, USA BILL HOSLER DIRECTOR • CFO, Catellus Acquisition Company • Former CFO, Marcus & Millichap Holdings Companies • Former CFO, Morgan Stanley Real Estate Funds SHAHAN SOGHIKIAN DIRECTOR • Co-Founder and Managing Director of Panorama Capital • Former Head of Venture Capital Program with JPMorgan Partners • Formerly in Mergers and Acquisitions group at Bankers Trust, Inc. and Prudential-Bache Securities, Inc. RONALD MACHTLEY DIRECTOR • President at Bryant University • Director of Amica Mutual Insurance Company • Former United States Congressman from State of Rhode Island 28

Investment Highlights PURCHASE REPRESENTS A 52% DISCOUNT TO OUR ESTIMATES OF LIFETIME ACQUIRED BRAND INCOME • Fantex paid dividends of $1.50 per share to holders of Fantex Vernon Davis, or 15% of the IPO price, within the first 12 months(1) •We estimated $72.3 million in lifetime future brand income. We are acquiring 10% of future brand income, which would result in acquired brand income of approximately $7.23 million based on our estimates. Our brand contract purchase price of $3.44 million represents a discount of approximately 52% to our estimates of acquired brand income ANTICIPATED TAX TREATMENT OF DISTRIBUTIONS • Vast majority of dividends are expected to be treated as a return of capital for tax purposes until investment is returned NON-CORRELATED SECURITY IN NEW ASSET CLASS WITH GROWTH POTENTIAL • Linked to brand income of a defensive tackle in the NFL • Fantex estimates the NFL Salary Cap will increase 5.58% per year from 2014 to 2021, a 46% increase over the 2014 salary cap, or $61.2M of additional salary cap space per team(2) DIVIDENDS 1. The past performance of our tracking stocks is not necessarily indicative of future results, and there can be no assurance that such returns will be achieved in the future or than any other tracking stocks, including Fantex Michael Brockers will achieve comparable results 2. Estimated by using the historical 5.58% compound annual growth rate of the NFL Salary Cap between 2000 and 2014, and applying that same compound annual growth rate over the seven years between 2014 and 2021. The 2014 NFL Salary Cap was $133M per team.

Offering Summary 30 Issuer Fantex, Inc. Security Fantex Series Michael Brockers Convertible Tracking Stock Offering Size 362,200 shares Offering Price $10 per share Ticker FANTEX: BRKSL Marketplace OTC (DTC Eligible) FBS ATS (fantex.com) Use of Proceeds $3,440,000 of net proceeds will be used to fund the payment of the purchase price to Michael Brockers per the Michael Brockers Brand Contract Lead Underwriter Fantex Brokerage Services, LLC Qualified Independent Underwriter Merriman Capital

Thank you for attending our Road Show Presentation Fantex Management

Fantex Michael Brockers Conclusion • Management and Board with proven track-record • Alignment with a unique brand • Compelling brand revenue growth opportunities through: . Completion of current contract . Potential follow-on contracts . Post-career brand potential . Potential increase in endorsement revenues both organically and through increased profile with Fantex 32

Appendix

Michael Brockers Lifetime Cash Flow Estimates

YEAR	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
NFL Player Contract															
Base Salary	$812,471[1]	$1,688,455	$6,023,038	$8,101,728	$5,662,920	$7,282,869	$8,769,638	$7,106,330	$9,205,438	$5,184,927	-	-	-	-	-
Signing Bonus	-	-	$9,234,759	-	-	-	-	$2,501,629	-	-	-	-	-	-	-
Roster Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Workout Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total Contract	**$812,471**	**$1,688,455**	**$15,257,797**	**$8,101,728**	**$5,662,920**	**$7,282,869**	**$8,769,638**	**$9,607,959**	**$9,205,438**	**$5,184,927**	-	-	-	-	-
Endorsements/ PC Earnings															
Current	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Projected Endorsements	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	-	-	-	-	-
Projected Post-Career	-	-	-	-	-	-	-	-	-	-	$50,000	$50,000	$50,000	$50,000	$50,000
Total Endorsements/ PC	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000
TOTAL ANNUAL EARNINGS	**$862,471**	**$1,738,455**	**$15,307,797**	**$8,151,728**	**$5,712,920**	**$7,332,869**	**$8,819,638**	**$9,657,959**	**$9,255,438**	**$5,234,927**	**$50,000**	**$50,000**	**$50,000**	**$50,000**	**$50,000**

1. Michael Brockers' 2014 Base Salary under his current NFL Player Contract reflects base salary amounts from and after October 15, 2014 that are subject to the Brand Contract.